September 11, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attention:	David L. Orlic, Esq.
Mail Stop 4561

Re:	Adsero Corp.
Information Statement on Schedule 14C
Filed on August 13, 2007
File No. 000-31040

Ladies and Gentlemen:

On behalf of our client, Adsero Corp. (the “Company”), a Delaware corporation, we hereby submit, via EDGAR transmission, an amended Preliminary Information Statement on Form 14C (the “Amended Information Statement”). The Amended Information Statement amends the Information Statement of the Company filed on August 13, 2007.

By letter dated August 22, 2007 (the “Comment Letter”) from Mark P. Shuman, Branch Chief-Legal, the Company was informed of the comments of the Staff with respect to the Company’s Information Statement. In addition to responding to the Staff’s comments, the Company has amended the Preliminary Information Statement to improve the disclosure contained therein. Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by the Company.

Amendment of Certificate of Incorporation. page 3

1.
Please disclose in this section the number of shares currently authorized but unissued and the number of shares that would be authorized but unissued after completion of the reverse stock split. Inform stockholders that the proposed amendment to the certificate of incorporation will have the effect of substantially increasing the number of authorized shares, because the number of authorized shares is held constant, while the number of issued shares is reduced fifty-fold.

Securities and Exchange Commission
September 11, 2007

We have added the requested disclosure in the Section “Effect on Authorized and Outstanding Shares”. We have added a cross reference to this section in the Section titled “Amendment of Certificate of Incorporation”.

2.
You state that the reverse stock split is necessary to increase the attractiveness of your company to potential merger or acquisition partners. Please disclose any issuance plans you may have for the effective increase in authorized shares. If you have no plans, please make a statement to that effect.

The requested disclosure has been made in the Section titled “Amendment of Certificate of Incorporation.”

3.
Please refer to Release No. 34-15230 and. discuss the possible anti-takeover effects of the increase in authorized shares. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by providing an above-market premium that is favored by a majority of the independent stockholders.

We have added a section titled “Potential Anti-Takeover Effect.” This new section contains the requested disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 4

4.
Your beneficial ownership table lists persons owning an aggregate of 37.13% of your outstanding shares. Therefore, you must have obtained consents from persons owning an aggregate of approximately 13% of your outstanding shares, none of whom are officers, directors or 5% beneficial owners. Please tell us the sequence of events through which you obtained the requisite majority consents for the reverse stock split. In your response letter, identify the stockholders from whom consents were obtained who are not officers, directors, 10% shareholders or their affiliates. Please provide the analysis supporting your conclusion that the consents were obtained without engaging in a solicitation, as defined in Rule 14a-1 (I).

A total of 10 shareholders executed the consent authorizing the reverse stock split. The names of the shareholders , the number of shares voted and their relationship to the Company are as follows:

Securities and Exchange Commission
September 11, 2007

Name of Shareholder	No. of Shares Voted	Relationship to Company

9144-6773 Quebec Inc.	7,830,825	Holding company for Yvon Leveille
Alain Lachambre	714,032	Vice President of Company’s sales department
9144-6907 Quebec Inc.	2,536,499	Holding company for Alain Lachambre
Manchester Consolidated Corp. (“Manchester”)	3,930,965	Financial advisor to the Company, owned by Anthony Pallante
Turbon AG	6,792,397	Major shareholder and business partner of Company
St. Crosse Holdings	1,997,491	Manchester client
Trisan Equitable Corporation	1,900,000	Manchester client
SAL Management	2,700,000	Manchester client
Pompei Capital	2,144,200	Manchester client
Domenic Stalteri	1,250,000	Manchester client

All of the consenting shareholders have long standing relationships with the company and became aware of the Company’s interest in effecting the reverse split in the course of such dealings.

5.
Your beneficial ownership table indicates that your directors and officers as a group consists of only two persons, and that these persons collectively hold 19.28% of your outstanding shares. If this figure includes the holdings of Mr. Lachambre, Mr. Smith and Mr. Maddever, please revise the parenthetical. Please also indicate in the table the title of all of these individuals, if they are officers and/or directors of your company.

We have revised the parenthetical to indicate that there are three officers and directors and have included reference next to their names that they are officers and/or directors.

Form of Certificate of Amendment to the Certificate of Incorporation, pane 7

6.
Your most recent Form 10-K includes your certificate of incorporation as an exhibit, incorporated by reference to your Form 10. However, your most recent Form 10 amendment does not appear to reflect any authorized preferred shares. Please tell us whether your current draft certificate of amendment to your certificate of incorporation, which includes 20,000,000 shares of authorized preferred stock, is adding the shares of preferred stock. If so, please include the addition of an authorized class of preferred stock to your certificate of incorporation as a separate matter acted upon.

20,000,000 shares of preferred stock were authorized in a Certificate of Amendment to the Certificate of Incorporation of the Company as filed with the Delaware Secretary of State on March 19, 2004. The form thereof was filed with the Commission on February 23, 2004 in Appendix A to the Company’s Definitive Information Statement dated February 23, 2004. Accordingly, the present amendment does not effect the amount of the Company’s authorized shares of preferred stock.

* * * * *

Securities and Exchange Commission
September 11, 2007

We believe that the changes in the accompanying Amendment and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment, please contact me at 212-400-6900.

Very truly yours,

/s/ Scott Rapfogel

SER/klr